Exhibit 99.2

Asian developers hit their stride with globally appealing games: GCL’s CEO Sebastian Toke

‘There’s a wealth of talent in our part of the world that we can tap into, take to the next level, and then deliver to a global audience of gamers,” says Toke

Sebastian Toke, Group CEO of GCL Global Holdings

Last month, GCL Global Holdings merged with the special purpose acquisition company (SPAC) RF Acquisition to become the latest Singaporean firm to be listed on the Nasdaq, joining Grab, MoneyHero Group, and Ryde.

The gaming company’s shares surged on the Nasdaq amid strong market momentum, which was also driven by significant financial improvements. The company is now looking to leverage this unique position to bridge the gaming markets between Asia and the West.

In an interview with e27, Sebastian Toke, Group CEO of GCL Global Holdings, discussed the global gaming market, Nasdaq listing, financial performance, SPAC, and future plans.

Edited excerpts:

GCL Holdings has brought several award-winning games to Singapore. How do you plan to expand beyond distribution to potentially develop or co-develop games that specifically cater to Asian audiences?

We expanded beyond distribution to game publishing as early as 2020 and co-published highly anticipated titles like Atomic Heart and S.T.A.L.K.E.R. 2: Heart of Chornobyl. We are now the global publisher for Showa American Story, another highly anticipated IP expected to be released in late 2025 or early 2026.

As a dystopian counter-world in which America became a protectorate of the Japanese Empire, this is an example of fresh, imaginative, hardcore storytelling that gamers have been craving.

We are also developing a new title, which hasn’t been announced yet. We aspire to create games for an international, global audience, including Asian audiences. While some content may have Asian roots, the narrative and gameplay can be cross-cultural.

There is a wealth of talent in our part of the world that we can tap into, take to the next level, and then deliver to a global audience of gamers. Our rich history as a video gaming group also allows us to feel the gaming community’s pulse and understand this landscape’s ever-changing trends and what is relevant and what is not.

The gaming industry is shifting towards subscriptions, cloud gaming, and Web3. How is GCL adapting to these trends?

There are many trends in the gaming industry because the entertainment industry, in general, continues to shift. But there has also been a lot of demand for more story-driven content and single-player or multiplayer co-op experiences.

Our view is that, ultimately, content is king. Gamers want something fresh that transports them to a new world, which they can turn into experiences with their friends and memories that become a lasting part of their lives.

Such content can be enjoyed over the cloud or through a games subscription service, but the key is still the content that has to be produced, marketed, and sold. We’re very focused on this area right now.

GCL reported a significantly narrower net loss in H1 FY2025. Could you detail the specific strategies that drove this improvement, particularly in console games and game code sales?

In the first half of FY2025, our top-line growth shot up to over 40 per cent, and that was before any impact from the global distribution of Black Myth Wukong’s retail SKU. We were adjusted EBITDA-positive, and if you back out the expenses related to going public and other transactions, we have been consistently profitable for the past several years.

In the future, we expect to see a significant lift in gross margins as publishing revenue becomes a more prominent contributor to our total revenue mix, which should positively affect the bottom line.

Your recent SPAC merger led to a 145.97 per cent share price surge. What specific factors contributed to this strong market response? How do you plan to maintain investor confidence and momentum following the initial stock price surge?

We don’t comment on stock price movements. As a new public company, we plan to meet with analysts and investors regularly and build their confidence in our management team, our strategy, and our ability to achieve success.

Over time, we want to be known as a company that underpromises and over-delivers, and that is the key to creating value for our shareholders and the companies that partner with us.

As a Singaporean company listed on NASDAQ, how do you leverage this unique position to bridge the gaming markets between Asia and the West?

We have been fortunate to connect developers and publishers from Europe and the US with the fast-growing Asian games market. Understanding what is essential for Asian gamers has helped us successfully bring titles here.

Most importantly, we are now starting to introduce Asia-developed games to international markets. Asian game developers are starting to hit their stride with highly creative, engaging titles and stories that can appeal to a global audience. Those are the titles we want to get behind.

What are your capital allocation plans now that you have access to public markets?

We are fully funded to reach our goals for 2025. However, given the industry’s disruption, we regularly see IP become available at a fraction of the cost people were paying a few years ago.

So, we will continue to examine those opportunities and allocate capital where we see the potential for multi-bagger breakouts and the high confidence of a floor to cover our investments.

We aim to work with teams over time to build the greatest value for the creative work and talent they bring to the table and create a pipeline of our own internally developed games.

Why did you choose the SPAC route for your Nasdaq listing, and what were the biggest challenges in the process? The SPAC market has been volatile in recent years.

We looked at every possibility, including listing on the Singapore Stock Exchange, the Hong Kong Stock Exchange, and a traditional IPO on NASDAQ. With a conventional IPO, we knew we would be spending millions of dollars on legal and audit fees with no certainty that the market would ultimately be there for us. The advantage of a de-SPAC is the relative certainty of outcome.

Given the SEC’s stricter SPAC regulations implemented in January 2024, how has this affected your compliance strategy and corporate governance approach?

We think it’s positive and would help companies like ours shine brighter because of the increased scrutiny. Meeting the regulatory requirements automatically gives us a shiny badge of credibility.

We believe a company going public via an SPAC merger is subject to more scrutiny by the SEC and NASDAQ than a traditional IPO, not less. That’s really important to us because the process helps prepare the team before the company goes public and is subject to new financial reporting and disclosure requirements.

AI, fintech, and quantum computing have primarily driven the resurgence of SPACs in 2025. What do you think makes gaming an attractive sector for SPAC investors?

SPAC investors are typically hedge funds that invest based on the yield and anticipated value of the warrants and the certainty of being able to redeem their shares for cash. Right now, GCL is seeking to build a shareholder base with a breadth of retail and institutional investors, including mutual funds, hedge funds, and family offices.

We are proud of our existing shareholders, which include Sega, several Japanese banks, and a charitable foundation. Gaming is at the crossroads of technology and entertainment. Interactive entertainment—aka video games—results from code, design, art, storytelling, and, increasingly, artificial intelligence.

From the investors’ perspective, we give them a chance to tap into the new wave of triple-A titles coming out of Asia and the favourable gaming demographics in many markets where we are distributors for the top games in the world. Funds that know this industry know there are some big disruptive forces at work, and we are on the right side of them.

Looking ahead, what role do emerging technologies like AI and cloud gaming play in your growth strategy across your different business units?

AI has always been employed in video games to some extent, whether it’s your companion in the game or enemy encounters, so using AI, particularly large language models (LLMs), will significantly reduce some of the time used for mundane programming tasks.

Cloud gaming has seen pockets of success, and the best way to deliver our games to as many people as possible is to partner with successful platforms.

5